Exhibit 99.6

ZenaTech’s ZenaDrone Signs MOU with Rattler Medical to Develop Drone-Based Battlefield Blood Delivery System

Targets U.S. military medical logistics by combining ZenaDrone aircraft with Rattler Medical’s temperature-controlled blood containers; flying prototype and demonstrations planned for summer 2027

VANCOUVER, British Columbia (November 12, 2026) – ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech” or the “Company”), a technology solution provider specializing in AI-powered drones, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions, announces that its ZenaDrone subsidiary has signed a memorandum of understanding (MOU) with Rattler Medical Inc. (“Rattler Medical”), a developer and manufacturer of temperature-controlled containers for transporting human blood. Under the MOU, the two companies will cooperate to develop and manufacture a drone-driven battlefield blood delivery system designed to move temperature-controlled blood to military medical personnel on the battlefield more quickly and efficiently.

“Getting blood to a wounded service member quickly, and at the right temperature, is one of the most difficult logistics problems in combat medicine,” said Shaun Passley, Ph.D., CEO of ZenaTech. “This MOU pairs ZenaDrone’s cargo drone capability with a container system built by a team that has carried blood in the field. It also sets a defined path to a flying prototype and a demonstration with the U.S. military, extending our defense portfolio into battlefield medical logistics, applications we have long targeted for our drone platforms.”

Keeping blood within a safe temperature range from the supply point to the patient is a central challenge in battlefield medicine. The planned system combines Rattler Medical’s far-forward blood resupply capability with ZenaDrone’s payload delivery capability. The container is expected to be carried as payload beneath a ZenaDrone aircraft and either released from the air or delivered on landing, where medical personnel would detach it. The companies plan to develop and test a prototype to determine the most effective delivery method with the prototype expected to be complete within the next three months.

According to the Business Research Company, the global medical drone delivery services market, which includes blood transfer, is expected to grow from US$510 million in 2026 to US$1.27 billion by 2030, representing a compound annual growth rate of 25.5%.

Drone-based delivery is designed to address several limitations of moving blood by ground. Aircraft can reach medical teams faster than vehicles on contested or damaged roads, and they reduce the need to put personnel at risk on resupply routes. Distributing blood across multiple drones, rather than concentrating it in a single conventional convoy, is intended to ensure safe delivery of blood supply if individual conveyance (aircraft or trucks) is lost. The approach also supports just-in-time delivery, allowing medical units to request blood as casualties occur rather than relying solely on pre-positioned stocks.

Rattler Medical was founded by Donald Young, a U.S. Army combat medic veteran, and its team brings firsthand experience in military medicine along with established relationships across the military medical community. ZenaTech expects those relationships, combined with ZenaDrone’s defense engagement activities, to support the path toward demonstrations and future opportunities with U.S. military services.

“As a combat medic, I saw how much a casualty’s outcome can depend on how fast blood reaches the medic treating them,” said Mr. Young, Rattler Medical CEO. “Pairing our far-forward blood resupply capability with ZenaDrone’s aircraft gives medics a way to receive blood where ground transport cannot reach safely, and to receive it from many aircraft at once instead of a single vehicle. Our goal is to put this capability in front of military users next year.”

The companies plan to develop a flying prototype within the next two to three months. ZenaDrone is currently planning to demonstrate the system at a U.S. military facility in the summer 2027. ZenaTech expects to provide further updates as development milestones are achieved.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform commercial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and an enterprise SaaS division of software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, Asia, and Australia, ZenaTech is advancing AI drones for applications such as agriculture and logistics, as well as ISR, cargo, and counter-UAS for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio under development includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, the IQ Aqua, for underwater applications, and the IQ Octo for precision agriculture. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

About Rattler Medical

Rattler Medical Inc., based in Boise, Idaho, an award-winning company that develops and manufactures temperature-controlled containers designed to store and transport blood in remote and austere environments. The company was founded by Donald Young, a U.S. Army combat medic veteran, to extend the ability of military and emergency medical personnel to carry blood closer to the patient.

Contacts for more information:

Company, Investors and Media:
Linda Montgomery
ZenaTech
312-241-1415

Investors:
Michael Mason
CORE IR
investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities, including statements about anticipated state transportation contract awards and bids, project timelines, and the integration of drone services into transportation survey work. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech’s ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square, IQ Nano, IQ Quad, ZenaTech 2000, IQ Glider, IQ Sphere, IQ Aqua and Interceptor P-1; ZenaTech’s ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.